Goldman Sachs ETF Trust	200 West Street	New York, NY 10282-2198

February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
451	7/15/2022	485APOS	0001193125-22-195361
463	9/30/2022	485BXT	0001193125-22-255262
471	10/27/2022	485BXT	0001193125-22-270867
478	11/22/2022	485BXT	0001193125-22-290988
491	12/21/2022	485BXT	0001193125-22-309949
503	1/19/2023	485BXT	0001193125-23-010832
512	2/9/2023	485BXT	0001193125-23-029967
520	3/9/2023	485BXT	0001193125-23-066039
528	4/5/2023	485BXT	0001193125-23-092036
538	5/4/2023	485BXT	0001193125-23-135656
546	6/1/2023	485BXT	0001193125-23-158824

558	6/29/2023	485BXT	0001193125-23-178432
566	7/27/2023	485BXT	0001193125-23-196041
576	8/24/2023	485BXT	0001193125-23-219874
585	9/21/2023	485BXT	0001193125-23-239579
595	10/19/2023	485BXT	0001193125-23-259222
602	11/16/2023	485BXT	0001193125-23-278696
609	12/14/2023	485BXT	0001193125-23-295413
624	1/11/2024	485BXT	0001193125-24-006688

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs MarketBeta® U.S. Small Cap Equity ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith
Robert Griffith
Secretary